SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ...)*

                                  HomeUSA, INC.
                                (Name of Issuer)

                      COMMON STOCK $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   437881 10 5
                                 (CUSIP Number)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  437881 10 5                13G                      Page 2 of 7 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                STEVEN S.  HARTER

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A)[ ]
                NONE
                                                                         (B)[ ]
   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES OF AMERICA

                                 5  SOLE VOTING POWER
     NUMBER OF
                                       10,000
       SHARES

    BENEFICIALLY                 6  SHARED VOTING POWER

      OWNED BY                         1,843,823

        EACH                     7  SOLE DISPOSITIVE POWER

     REPORTING                          10,000

       PERSON                    8  SHARED DISPOSITIVE POWER

        WITH                           1,843,823

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              1,853,823

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              12.0%

        TYPE OF REPORTING PERSON*

  12            IN

CUSIP NO.  437881 10 5                13G                      Page 3 of 7 Pages

   1    NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       NOTRE CAPITAL VENTURES II, L.L.C.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A)[ ]
                NONE
                                                                         (B)[ ]
   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                TEXAS

        NUMBER OF           5   SOLE VOTING POWER

          SHARES                     0

       BENEFICIALLY         6   SHARED VOTING POWER

         OWNED BY                  1,843,823

           EACH             7   SOLE DISPOSITIVE POWER

        REPORTING                    0

          PERSON            8   SHARED DISPOSITIVE POWER

           WITH                    1,843,823

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              1,843,823

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              11.9%

        TYPE OF REPORTING PERSON*

  12            OO (LIMITED LIABILITY COMPANY)

                                           ITEM 1(a)

Name of issuer:  The name of the issuer is HomeUSA, Inc. ("HomeUSA").

                                           ITEM 1(b)

Address of issuer's principal executive offices: The principal executive office of HomeUSA is Three Riverway, Suite 630, Houston, Texas 77056.

                                           ITEM 2(a)

Name of person filing: The reporting persons are Steven S. Harter and Notre Capital Ventures II, L.L.C. Steven S. Harter is the President of Notre Capital Ventures II, L.L.C. ("Notre")

                                           ITEM 2(b)

Address or principal business office or, if none, residence: The address of Steven S. Harter and Notre is Three Riverway, Suite 630, Houston, Texas 77056.

                                           ITEM 2(c)

Citizenship: Steven S. Harter is a citizen of the United States of America. Notre is organized in the State of Texas.

                                           ITEM 2(d)

Title of class of securities: The class of securities of HomeUSA owned beneficially by Steven S. Harter and Notre is common stock, $.01 par value (the "Common Stock").

                                           ITEM 2(e)

CUSIP Number: 437881 10 5

                                            ITEM 3

Not applicable

                                            ITEM 4

Ownership:

(a) The amount of securities beneficially owned by each of Steven S. Harter and Notre is 1,853,823 and 1,843,823 shares of Common Stock, respectively.

(b) The percent of the class of Common Stock beneficially owned by each of Steven S. Harter and Notre is 12.0% and 11.9%, respectively.

(c) Steven S. Harter has the sole power to vote or to direct the vote of 10,000 shares of the Common Stock and the sole power to dispose or to direct the disposition of 10,000 shares of the Common Stock. Steven S. Harter and Notre each has the shared power to vote or to direct the vote of 1,843,823 shares of the Common Stock and the shared power to dispose or to direct the disposition of 1,843,823 shares of the Common Stock.

                                            ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                            ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                            ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                            ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                            ITEM 9

Notice of Dissolution of Group:  Not applicable

                                            ITEM 10

Certification:  Not applicable

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    2/14/98
                                    (Date)

                                    /S/ STEVEN S. HARTER
                                    (Signature)

                                    STEVEN S. HARTER
                                    (Name/Title)

                                     NOTRE CAPITAL VENTURES II, L.L.C.

                             By:    /S/ STEVEN S.  HARTER

                             Its:   PRESIDENT

                                           EXHIBIT 1

                                           AGREEMENT

        The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13G dated February 14, 1998, to which this Agreement is filed as an exhibit, is filed on behalf of them.

                                     /S/ STEVEN S. HARTER
                                     (Signature)

                                     STEVEN S. HARTER
                                     (Name/Title)

                                     NOTRE CAPITAL VENTURES II, L.L.C.

                              By:    /S/ STEVEN S.  HARTER

                              Its:   PRESIDENT